UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CNET NETWORKS, INC.

(Name of Subject Company (Issuer))

TEN ACQUISITION CORP.

(Offeror)

a wholly-owned subsidiary of

CBS CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12613R104

(CUSIP Number of Class of Securities)

Louis J. Briskman

Executive Vice President and General Counsel

CBS Corporation

51 West 52nd Street

New York, NY 10019

Telephone: (212) 975-4321

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Howard Chatzinoff, Esq.

Raymond O. Gietz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,959,517,488	$77,009

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 152,383,712 shares of common stock, par value $0.0001 per share, of CNET Networks, Inc. outstanding multiplied by the offer price of $11.50 per share, and (ii) 18,009,113 shares of common stock, par value $0.0001 per share, of CNET Networks, Inc., which were subject to issuance pursuant to the exercise of outstanding options multiplied by $11.50. The calculation of the filing fee is based on CNET Networks, Inc.’s representation of its capitalization as of May 13, 2008.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00003930.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid: $77,009	Filing Party: CBS Corporation
	Form of Registration No.: Schedule TO	Date Filed: May 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

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This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by (i) Ten Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of CBS Corporation, a Delaware corporation, and (ii) CBS Corporation, on May 23, 2008. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (including the associated preferred stock purchase rights), of CNET Networks, Inc., a Delaware corporation, at a purchase price of $11.50 per share net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by CNET Networks, Inc. on May 23, 2008 contain important information about the Offer, all of which should be read carefully by CNET Networks, Inc. stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of May 15, 2008, by and among CNET Networks, Inc., CBS Corporation and the Purchaser.

Documentation relating to the Offer has been mailed to CNET Networks, Inc. stockholders and may be obtained at no charge at www.cbscorporation.com and www.cnetnetworks.com and the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

The information contained in Exhibit (a)(5)(F) hereto is neither an offer to purchase nor a solicitation of an offer to sell securities. Except as required by law, CBS Corporation does not assume any obligation to update any forward-looking statements contained in Exhibit (a)(5)(F) as a result of new information or future events or developments. Some statements therein may constitute forward-looking statements. CBS Corporation cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the risk that the tender offer may not be completed or the merger of the Purchaser with and into the Company may not be consummated for various reasons, including the failure to satisfy the conditions precedent to the completion of the acquisition. A further list and description of risks and uncertainties can be found in CBS Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in its periodic reports on Forms 10-Q and 8-K.

Item 11. Additional Information.

Sections (a)(2) and (a)(3) of Item 11 of the Schedule TO are hereby amended to include the following:

“The waiting period under the HSR Act applicable to the Offer and the Merger expired at 11:59 p.m. (New York City time) on Monday, June 9, 2008. CBS obtained clearance from the Federal Cartel Office of Germany with respect to the Offer and the Merger on Monday, June 9, 2008.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following thereto:

Exhibit	Exhibit Name
(a)(5)(F)	Press Release issued by CBS Corporation on June 10, 2008.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

CBS CORPORATION

By:	/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President
and General Counsel

TEN ACQUISITION CORP.

By:	/s/ Louis J. Briskman
Name:	Louis. J Briskman
Title:	Vice President and Secretary

Date: June 10, 2008

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated May 23, 2008, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. on May 23, 2008.

(a)(1)(B)

Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9), incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. on May 23, 2008.

(a)(1)(C)	Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. on May 23, 2008.

(a)(1)(D)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. on May 23, 2008.

(a)(1)(E)

Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. on May 23, 2008.

(a)(5)(A)

Joint Press Release issued by CBS Corporation and CNET Networks, Inc. on May 15, 2008, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by CBS Corporation and Ten Acquisition Corp. on May 15, 2008.

(a)(5)(B)	Slides Distributed to the Press on May 15, 2008, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by CBS Corporation and Ten Acquisition Corp. on May 15, 2008.

(a)(5)(C)

Communication to Employees of CBS Corporation from Leslie Moonves, dated May 15, 2008, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by CBS Corporation and Ten Acquisition Corp. on May 15, 2008.

(a)(5)(D)

Form of Summary Advertisement as published on May 23, 2008 in The Wall Street Journal, incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. on May 23, 2008.

(a)(5)(E)	Press Release issued by CBS Corporation on May 23, 2008, incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. on May 23, 2008.
(a)(5)(F)	Press Release issued by CBS Corporation on June 10, 2008.*

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of May 15, 2008, by and among CNET Networks, Inc., CBS Corporation and Ten Acquisition Corp., incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by CBS Corporation and Ten Acquisition Corp. on May 23, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

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